AURELIO Interim Progress Report and Insiders Trading

LITTLETON, COLORADO, September 18, 2007 News Release #07-16

The Board of Directors of Aurelio Resource Corporation (OTCBB: AULO, Frankfurt: F3RA) are very excited about the future of the Company and the progress that the Company currently is making.

We have been advised that the Toronto Stock Exchange (TSX) has conditionally approved the changes in the company's By-Laws and Aurelio is planning to apply to the TSX for listing on the Venture Exchange as soon as our National Instrument 43-101 Technical Report has been finalized.

Drilling continues in the South Courtland area and has identified a significant new zone of shallow oxide copper and zinc mineralization. Soon the drilling will move to the MAN area for confirmation and step-out drilling to verify its in-house estimated resource of 800 million pounds of copper-zinc equivalent and test a number of additional targets along strike from the primary mineralized areas.

Metallurgical testing is commencing on oxide copper, and zinc samples obtained from this summer's drilling in the South Courtland area. This testing program will define the leaching characteristics of the near oxide resources.

A resource estimate on the MAN area by an independent engineering firm has been completed, and a final report is pending that is expected to confirm our in-house calculated resource of 800 million pounds of copper equivalent. This report is significant in that it will enable the Company to provide a greater confidence level to the investing public that the mineralization Aurelio has identified is likely in place. Considerable infill and confirmatory drilling will be required to define a 43-101 compliant resource.

To increase our cash reserves to pay for additional drilling, three officers of the company are in the process of exercising a portion of their stock options, not with the objective to sell the acquired shares, but to keep them as future investments. The Board of Directors agreed unanimously to allow these insiders to sell, gradually, a minor part of their restricted shares under SEC Rule 144 to pay for these options. Exercising these options will generate several hundred thousand dollars.

Aurelio has started a more aggressive publicity campaign now that it has consolidated the mineral and surface rights in the Turquoise Mining District which include the MAN and Courtland area. Aurelio controls a total of 5274 acres including 44 patented claims, 100 unpatented claims and six Arizona mineral explorations permits.

About The Company

Aurelio Resource Corporation is a mineral exploration and development company focused on achieving mid-tier producer status. The Company's wholly-owned Hill Copper-Zinc Project is located east of Tucson, AZ and contains a number of potentially low-cost, bulk-tonnage, open-pit-mineable deposits close to surface containing significant amounts of copper, zinc, silver and gold. Presently, the in-house calculated resource for the entire Hill project is estimated by the Company to be nearly 800 million pounds of copper at a copper-equivalent grade of 0.65% (copper and zinc combined). Aurelio has also acquired the rights to explore, and an option to purchase, the Gavilanes gold porphyry deposit in Durango, Mexico.

On behalf of the Board of Directors of Aurelio Resource Corporation

Fred Warnaars, President and CEO

Contacts:

Dr. Fred Warnaars Diane Dudley

President & CEO Investor Relations

303-795-3030 303-945-7273 (direct)

800-803-1371 303-945-7270 (fax)

For additional information, please visit our website (www.aurelioresource.com) and/or send an email to Dianed@aurelioresource.com.

Legal Notice Regarding Forward Looking Statements

Statements in this news release that are not historical are forward-looking statements. Forward-looking statements in this news release include that a significant additional mineralization of shallow oxide copper and zinc has been identified in the South Courtland area, drilling will move to the MAN area for confirmation drilling and step-out drilling soon, that there is an in-house estimated resource of 800 millions pounds of copper and zinc, that we will apply officially for a TSX listing by the end of September, that the National Instrument Form 43-101 Technical Report will be finalized, that a final report is expected to confirm our in-house calculated resource of 800 million pounds of copper and zinc, that restricted shares will be sold, options will be exercised and generate several hundred thousand dollars, and the funds generated will be applied to the company's drilling program, Aurelio controls the required property and mineral aspects of the Hill Copper-Zinc Project , and that our near surface results indicate potential for open-pittable low cost mining methods.

It is important to note that the Company's actual outcomes may differ materially from those statements contained in this press release. Factors which may delay or prevent these forward looking statements from being realized include misinterpretation of data; that we may not be able to keep our qualified personnel; that funds expected to be received may not be; that our estimates of mineral resources are inaccurate; that we may not be able to get equipment or labor as we need it; that we may not be able to raise sufficient funds to complete our intended exploration, purchase, lease or option payments; that our applications to drill may be denied; that weather, logistical problems or hazards may prevent us from exploration; that analysis of data cannot be done accurately and at depth; that results which we have found in any particular location are not necessarily indicative of larger areas of our property; and that despite encouraging data there may be no commercially exploitable mineralization on our properties. Readers should refer to the risk disclosures outlined in the Company's most recent 10-KSB and 10-QSB filed with the Securities and Exchange Commission.